

August 23, 2010

Ted T. Awerkamp
President and Chief Executive Officer
Mercantile Bancorp, Inc.
200 N. 33rd Street
Quincy, Illinois 62301

>   **Re: Mercantile Bancorp, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed August 20, 2010**
>   **File No. 333-168075**

Dear Mr. Awerkamp:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 20, 2010
Questions and Answers, page iv

1.   Please revise the answer to the question "Why are we engaging in this rights offering" to include a discussion of your need to raise additional capital in order to remain in compliance with your enforcement actions as discussed in your Risk Factors on pages 11 and 12.

Summary Consolidated Financial Information and Other Data, page 9

2.   Please revise this information to include the following Asset Quality Ratios; non-performing assets as a percentage of total assets, non-performing loans as a percentage of total loans, allowance for loan losses to total net loans and allowance for loan losses as a percentage of non-performing loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Michael Reed
        DLA Piper LLP (US)
        Fax: (202) 799-5000